P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

04 APR -1 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

04024021

82-2083

24 March 2004

Dear Sirs

SUPPL

P&O PORTS ANNOUNCES MAJOR EXPANSION IN CANADA

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

enc

4/5

24 March 2004

P&O PORTS ANNOUNCES MAJOR EXPANSION IN CANADA

P&O Ports is pleased to announce it has signed a new 51-year agreement with the Vancouver Port Authority to operate the Centerm Container Terminal in Vancouver harbour and will invest C$130 million (£53 million) expanding the terminal over the next 18 months.

The expansion, which is to be completed by the end of 2005, will double Centerm's container-handling capacity to 720,000 TEU. The work will be carried out on the existing 73-acre terminal footprint and includes adding two post panamax cranes, 16 rubber tyred gantries and doubling on-dock rail to 8,000 feet. These improvements will make Centerm the "densest" container terminal in North America, similar to the kind of space utilisation that is usually found only in Asia.

Vancouver is one of the fastest growing container ports on the West Coast of North America and container cargo is expected to increase from over 1.5 million TEU to 4 million TEU by 2020.

Commenting on the announcement, Robert Woods, Chief Executive of P&O and Executive Chairman on P&O Ports said: "We are delighted to have extended our agreement with the Vancouver Port Authority. This investment demonstrates our ability to grow our ports business organically by developing existing locations."

Gordon Houston, President and Chief Executive Officer of the Vancouver Port Authority, added: "We are pleased to have P&O Ports Canada as part of our restructuring and development plans. This announcement represents a tremendous opportunity to enhance trade and strengthen employment at the Port of Vancouver."

Further information: Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

Notes to editors

1. P&O Ports acquired Centerm in February 2003, when it bought the marine assets of BC Rail Group for C$105 million (£42.5 million). The purchase also included Canadian Stevedoring, British Columbia's biggest stevedoring company, which operates in 16 of the region's ports.

2. Other improvements include doubling the number of outlets for refrigerated containers to 600. Yard capacity will be increased by 15% to 4,000 container slots and the average stack height will increase from three to five.

3. P&O Ports is one of the world's pre-eminent container terminal operators with 27 container terminals and logistics operations in over 100 ports.

4. TEU = twenty-foot equivalent units, a standard industry measure.

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